Mail Stop 4561

June 9, 2006

David Brown
Chief Executive Officer and President
Website Pros, Inc.
12735 Gran Bay Parkway West, Building 200
Jacksonville, FL 32258

> **Re: Website Pros, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 24, 2006**
> **File No. 333-134431**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarter Ended March 31, 2006**
> **File No. 0-51595**

Dear Mr. Brown:

We have limited our review of the above filings to the matters addressed in the comments below.   Please respond to our comments on your periodic reports within 10 business days. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Principal and Selling Stockholders, page 82

1.   Please expand the filing to describe the material transactions and relationships
      between Website Pros and each of the selling stockholders during the past three years.
      See Item 507 of Regulation S-K. The transactions whereby the shares to be resold
      were issued and options to purchase shares to be resold were issued should be
      described in materially complete terms. Please revise to disclose the basic terms of all
      such issuance transactions, including the dates the transactions took place, the material
      terms of the transactions, the parties who participated in the transactions and the
      number of shares, options or other securities received by them.

2.   We note your disclosure in footnote (4) on page 81 regarding the members of the
      Insight Holdings Board of Managers. It appears that these are the natural persons who
      exercise voting and/or dispositive powers over the shares being offered by Insight
      Venture Partners. If true, please revise footnote (1) to provide similar disclosure or to
      state the names of the natural persons who do exercise voting and/or dispositive
      powers over these shares. See Interpretation I.60 of the July 1997 manual of publicly
      available CF telephone interpretations, as well as interpretation 4S of the Regulation
      S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

3.   Please confirm that Insight Venture Partners is not an affiliate of a registered broker-
      dealer.

Part II

Exhibit 5.1

4.   Please file your legal opinion as soon as practicable. Please note that we will need
      sufficient time to review the opinion and comment, if necessary.

Form 10-K for the Fiscal Year Ended December 31, 2005

Evaluation of Disclosure Controls and Procedures

5.   We note your statement that your CEO and CFO "concluded that [y]our disclosure
      controls and procedures were *sufficiently effective* to ensure that the information
      required to be disclosed by [you] in this Annual Report on Form 10-K was recorded,
      processed, summarized and reported within the time periods specified in the Securities
      and Exchange Commission's rules and forms" (emphasis added). Please confirm that
      that management, including your CEO and CFO, concluded that your disclosure

controls and procedures were effective to ensure that that information required to be disclosed by you in <u>all</u> reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in our rules and forms <u>and</u> to ensure that information required to be disclosed in the reports that you file or submit under the Act is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to your Item 4 disclosure in the Form 10-Q for the quarter ended March 31, 2006. Please confirm that you will take this comment into consideration in providing future disclosure pursuant to Item 307 of Regulation S-K.

Limitations on Effectiveness of Controls

6.   You state that "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." You further state that "no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with [y]our company have been detected." Finally, you state that "there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate." Please tell us whether your disclosure controls and procedures are <u>designed</u> to provide reasonable assurance of achieving their objectives. Further, tell us whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at such a reasonable assurance level. Please confirm that your future Item 307 disclosure will be revised to comply with this comment. In the alternative, you may remove the references to the level of assurance of your disclosure controls and procedures in future filings and state simply that your controls and procedures are effective or ineffective. Please refer to Section II.F. 4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. This comment also applies to your Item 4 disclosure in the Form 10-Q for the quarter ended March 31, 2006.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (650) 849-7400</u>
       James F. Fulton, Esq.
       Ryan E. Naftulin, Esq.
       Cooley Godward L.L.P.
       Telephone: (650) 843-5000